File Nos. 69-362

69-412

69-419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2/A

Amendment No. 1 to

Statement by Holding Company Claiming Exemption under

Rule U-3A-2 from the Provisions of the Public Utility

Holding Company Act of 1935

DQE, Inc.

(File No. 69-362),

DQE Enterprises, Inc.

(File No. 69-412)

and

DQE Energy Services, LLC

(File No. 69-419)

(Names of Companies)

Each of DQE, Inc.; DQE Enterprises, Inc.; and DQE Energy Services, LLC hereby files with the Securities and Exchange Commission, pursuant to Rule 2, this Amendment No. 1 to its statement filed March 17, 2003, claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This amendment is being filed in order to file the following consolidating financial statements of each filing entity:

EXHIBIT A

A consolidating statement of income and surplus of DQE for 2002, together with a consolidating balance sheet of DQE as of December 31, 2002, is attached as Exhibit 99.1 (which should be read in conjunction with the Footnotes to Consolidated Financial Statements filed on March 20, 2003, as part of the DQE Annual Report on Form 10-K for the year ended December 31, 2002 (Securities and Exchange Commission File No. 1-10290), and incorporated herein by reference).

A consolidating statement of income and surplus of DQE Enterprises for 2002, together with a consolidating balance sheet of DQE Enterprises as of December 31, 2002, is attached as Exhibit 99.2.

A consolidating statement of income and surplus of DQE Energy Services for 2002, together with a consolidated balance sheet of DQE Energy Services as of December 31, 2002, is attached as Exhibit 99.3.

Consolidating financial statements of Duquesne Light, AquaSource, DQE Systems and DQE Financial for 2002 have been submitted separately pursuant to a request for confidential treatment.

Each of the above-named claimants has caused this Amendment No. 1 to be duly executed on its behalf by its authorized officers on March 31, 2003.

ATTEST:		DQE, INC.

By:	/s/ D. L. RABUZZi	By:	/s/ STEVAN R. SCHOTT
	D. L. Rabuzzi Corporate Secretary		Stevan R. Schott Vice President and Controller

CORPORATE SEAL

ATTEST:		DQE ENTERPRISES, INC.

By:	/s/ D. L. RABUZZI	By:	/s/ ANTHONY F. PEKNY
	D. L. Rabuzzi Secretary		Anthony F. Pekny President

CORPORATE SEAL

ATTEST:		DQE ENERGY SERVICES, LLC

By:	/s/ D. L. RABUZZI	By:	/s/ PHILIP J. DAMIANI
	D. L. Rabuzzi Secretary		Philip J. Damiani President

CORPORATE SEAL

Name, title and address of officer to whom notice and correspondence concerning this statement should be addressed:

Morgan K. O’Brien	President and Chief Executive Officer

(Name)	(Title)

DQE 411 Seventh Avenue Pittsburgh, PA 15219

(Address)

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